РТ Элемтә Министрлыгы

«КАЗАН ШӘҺӘРЕ ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

420061, г. Казань, ул. Н.Ершова, 55е

ГТС

Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ»

Телефон : 75-08-08

Факс: 72-23-21

№ 104 от 13.06.

02060451

EXEMPTION # 82-4754

PROCESSED

DEC 17 2002

THOMSON FINANCIAL

SUPPL

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. QUATERLY REPORT BY ISSUER OF SECURITIES Open Joint Stock Company 2002, 1 QUARTER.

Yours truly,
General Director
Fahriev A. M.

Татарстан Республикасы Казан шәһәре ачык акционерлык җәмгыяте «Казан шәһәре телефон челтәре» Республика Татарстан город Казань открытое акционерное общество «Казанская городская телефонная сеть» Р 48195/02 ГТС ИНН 1653007966

12/11

«Approved»

by Board of Directors
Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set» (Kazan GTS)
Minutes № 21 dated of 8.05.2002

The chairman of board of directors
R.T. Minister of Communications R.G. Zalyalov ____________
(Signature)

Seal

QUARTERLY REPORT BY ISSUER OF SECURITIES

2002 I QUARTER

Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D
Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420061

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev ____________

Chief Accountant L.V. Tyugaeva ____________

8.05.2002

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: ***(8432) 72-63-93***
Fax: ***(8432) 72-23 -21***
E-Mail: *elia@gts.kazan.su*

A. DATA ON ISSUER

19. Participants of Issuer.
Total number of shareholders (participants): *2 237*

25. Shares of all legal entities with more than 5% of Charter Capital owned by the Issuer and of their officials in the Issuer's Charter Capital:

25.1 Name: ***Close Joint Stock Investment Company «Elemte»***
Place of location: ***Republic of Tatarstan***
Mail address: ***3, Rahmatullina Str., Kazan, 420503***
Issuer's share in the Charter Capital of the legal entity: ***32,86 %***
Share of this entity in the Issuer's Charter Capital: ***6,16 %***

32. Number of personnel.
The number of personnel, including branches and representations, for the reported period constitutes 1 059 people

42. Essential facts (event, action), having a place in the reported quarter.

Date of occurrence of the fact (event, action): ***11.01.2002***
Code: ***1155110D11012002***

Types of securities: The nominal documentary coupon series 05 bond, coupon 6, tranche 3
Date of charging the income under the bonds: the list is drawn up as of 13-00 Moscow time 10.01.2002
Date of coupon income payment: 11.01.2002
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): ***10.01.2002***
Code: ***1555110D10012002***

Types of securities: The nominal documentary coupon series 05 bond, coupon 6, tranche 3
Date of drawing up the list of bondholders, having the right to receive coupon income: 13-00 Moscow time 10.01.2002

Date of occurrence of the fact (event, action): ***31.01.2002***
Code: ***0455110D31012002***

The name, place and mail address of the legal entity: OOO "Taxophone", 17, Baumana Str., Kazan, 420111.
Share of the emitter in the charter capital of the legal entity:
- Before change – 24.5 %
- After change – 10 %
The date, when the change in charter capital took place: 31.01.2002.

Date of occurrence of the fact (event, action): ***7.02.2002***
Code: ***1355110D07022002***

January 28, 2002 the board of directors of OAO "Kazan GTS" has decided:
1. To consider decision on accommodation of OAO "Kazan GTS" nominal non- documentary telephone loan coupon series 06 bonds invalid, which was accepted on 26.07.2001 at the meeting of OAO "Kazan GTS" Board of directors.
2. To ratify the decision on accommodation of OAO "Kazan GTS" nominal non-documentary telephone loan coupon series 06 bonds with the following conditions of the issue:
- Nominal non-documentary telephone loan bonds;
- Series 06;
- Total of the bonds - 1600 (one thousand six hundred) pieces.
Nominal value of each issued bond - 3000 (three thousand) rbl.;
- Total nominal value of the issue - 4 800 000 (four million eight hundred thousand) rbl.;
- Method of accommodation - closed subscription;
- Term of accommodation of the issued bonds:
Accommodation of the bonds begins on the first calendar day following the day of the state registration of the bonds issue.
The end date of the bonds accommodation is the date of accommodation of the last bond, but not later than one year from the moment of the ratification of the decision on issue of securities.
- The purchaser of all bonds of the issue is the state unitary enterprise " Postal service " Tatarstan pochtasy ". Mail address: GUP UPS " Tatarstan pochtasy ": 3, Rahmatullina Str., Kazan, 420111, Republic of Tatarstan, Russia, 420111, INN 1654032676.
- Order of the bonds accommodation:
Accommodation of the bonds is carried out on the basis of the bonds sale and purchase agreements concluded by the emitter with the state unitary enterprise " Postal service" "Tatarstan pochtasy". The contract on purchase of the bonds can be concluded from the date of a beginning of securities accommodation to the end date of securities accommodation. The contract on purchase of the issued securities is concluded as follows: the state unitary enterprise " Postal service" "Tatarstan pochtasy" and the emitter make a complete text of the agreement and simultaneously sign it by their authorized persons.
- The price of accommodation of each bond of the issue is established at 3000 (three thousand) roubles.
- Order of payment for the bonds:
Securities are paid for with money.

Conditions and order of payment for the bonds of the issue by money:

The method of payments - non-cash in Russian roubles.
Periodicity of payments - unitary. The installment plan is not stipulated.
Money are to be transferred to GUP UPS " Postal service "Tatarstan pochtasy " to the account of the emitter № 40702810500020001670 in " Joint-stock commercial bank " AK BARS ", corresponding account № 30101810000000000805, BIK 049205805.

Non-money form of payment is specified when purchasing the issued securities.

Conditions and order of payment of the bonds of the issue with non-money resources:

Types of non- money resources accepted as a payment for the issued securities:

Type: common nominal bill of the state unitary enterprise " Postal service " Tatarstan pochtasy "
Characteristic: Interest-free, expiration period - (three) 3 months from the date of drawing up.
Place of payment: Kazan. A place of drawing up the bill: 3, Rahmatullina Str., Kazan.

If the bonds are paid for with the bill, the contract on purchase of the bonds is to be concluded. The bill transfer as a payment for the bonds is effected by means of certificate of reception and transfer of the bill signed by authorized persons of the emitter and GUP UPS " Tatarstan pochtasy ". The installment plan is not stipulated. The bill is drawn up in complete conformity with the Federal law dated from March 11, 1997. N 48-F3 " Drafts and bills ".

When the bonds are paid for with the bill, state unitary enterprise " Postal service " Tatarstan pochtasy" is to transfer money during the maturity period indicated in the bill, to the account of the emitter № 40702810500020001670 in "Joint-stock commercial bank "AK BARS", corresponding account № 30101810000000000805, BIK 049205805.
The form of settlement of the bill: non-cash in the Russian roubles.
- Form of settlement of the bonds.
The settlement of the bonds of the issue is made to the holders of the bonds being those as of date of drawing up the list of the bonds - 18.00 Moscow time of a day previous to the 3-rd (third) working day before the date of the beginning of settlement of the bonds.
The list of the issued bonds holders is made by the professional securities market participant, having the license to keep the register of the investors (register keeper), on the basis of the agreements for keeping of the register between the emitter and register keeper.
The settlement of the issued bonds occurs in order of incoming written requests. The holder of the bond for its settlement directs a written request to the payment agent location.
The written request of the holder on settlement of the issued bonds must contain:
a) Quantity of the bonds and requisites of the issued bonds, belonging to the holder, on which money payments are made;
b) Legal, mail addresses, contact telephones of the person authorized to receive indicated money on the bonds.
c) Tax status of the person authorized to receive the settlement money and other incomes on the Bonds (the resident, non-resident with constant representation in Russian Federation, non-resident without constant representation in Russian Federation);
d) Requisites of the bank account of the person authorized to receive indicated money on the bonds.
The payment of bonds settlement money is made by the payment agent in the non-cash order within 10 (ten) days from the date of granting by the bond holder a written request for its settlement.
Non-granting of a written request by the bond holder for its settlement in the established period of settlement of the bonds does not release the emitter of the obligation of settlement of the bonds in limitation period, established by the current legislation of Russian Federation.

Information on settlement of the bonds payment agent.

The complete company name of the legal entity: the closed joint-stock company " the Investment company " Elemte ".
Short company name: ZAO IC " Elemte "
Location: Kazan, Republic of Tatarstan.
Mail address: 3,Rahmatullina str., Kazan, 420503. p.o. 258
Contact telephones: (8432) 64-26-12, 64-41-20.
License № 000-02242-111400 dated from November 01, 1999, is given by a Federal commission of the equity market of Russian Federation.
- Settlement period of the bonds.
Starting date of the issued bonds settlement: February 02, 2004.
End date of the issued bonds settlement: March 31, 2004.
- Opportunity and conditions of advance settlement of the bonds.
The advance settlement of the issued bonds is made only in the form of reception of unscheduled access to a telephone network equal to a nominal value of the bond. The unscheduled access to a telephone network is granted by the emitter of the bonds.
- Period of advance settlement of the bonds.
Starting date of advance settlement of the issued bonds: the next working day after a day of state registration of the report on the results of the securities issue.
End date of advance settlement of the issued bonds: January 26, 2004.

- Terms of advance settlement of the bonds.
Terms of advance settlement of the bond is a technical availability of installation the telephone to the address of bond holder by unscheduled access to a telephone network.
The implementation of the right for the unscheduled granting access to a telephone network by the conclusion of the agreement on rendering telephone services is carried out in the following order: the buyer (holder) of the bond submits the application to check for a technical opportunity to install a

telephone to any sales point of securities at the addresses indicated in item 13 of the present decision on issue; the technical opportunity of telephone installation is defined by the emitter within 10 (Ten) days from the date of submission of the application; the results of the technical availability check are marked on the application sent by the bond holder. Technical availability means the right for the bond holder (buyer) to conclude the agreement on rendering telephone services at the stated address.
Date of advance settlement of the bond is the date of the agreement conclusion on rendering telephone services between the emitter of the bond and holder of the bond at the address indicated by the holder of the bond.
The advance settlement of the issued bonds in the money form is not stipulated. The holder of the bond does not pay for the agreement on rendering telephone services in case of settlement of the bond by granting unscheduled access to a telephone network.
The payment agent in case of advance settlement of the bonds is not stipulated.

2. To entrust ZAO IC "Elemte"as the general agent on organization of the issue of nominal non-documentary telephone loan series 06 bonds .

Date of occurrence of the fact (event, action): *19.02.2002*
Code: *1155110D19022002*

Type of securities: The nominal documentary coupon series 05 bond, coupon 7, tranche 1
Date of charging the income under the bonds: the list is drawn up as of 13-00 Moscow time 18.02.2002
Date of coupon income payment: 19.02.2002
Size of interest charged on one bond: 22,2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *18.02.2002*
Code: *1555110D18022002*

Types of securities: The nominal documentary coupon series 05 bond, coupon 7, tranche 1
Date of drawing up the list of bondholders, having the right to receive coupon income: 13-00 Moscow time 18.02.2002

Date of occurrence of the fact (event, action): *20.02.2002*
Code: *1355110D20022002*

The following decision was made at OAO "Kazan GTS" board of directors meeting which took place on February, 15, 2002.

1. *To ratify the decision on issue of nominal non-documentary telephone loan coupon series 06 bonds in amount of 1600 (one thousand six hundred) pieces and Nominal value of each issued bond - 3000 (three thousand) rbl., accommodated by closed subscription*

The decision is accepted unanimously.
7 members of Board of directors participated in the meeting, the quorum for acceptance of the decision was present.

Date of occurrence of the fact (event, action): *19.02.2002*
Code: *1555110D19022002*

Types of securities: The nominal documentary coupon series B, coupon 1, bearer bond
Date of drawing up the list of bondholders, having the right to receive coupon income: 13-00 Moscow time 19.02.2002

Date of occurrence of the fact (event, action): *1.03.2002*
Code: *0455110D01032002*

The name, place and mail address of the legal entity: ZAO "Tatarstan intelligent communications", 3, Lavrentieva Str., Kazan, 420126.
Share of the emitter in the charter capital of the legal entity:
- Before change –0 %
- After change – 30 %
The date, when the change in charter capital took place: 1.03.2002.

Date of occurrence of the fact (event, action): *4.03.2002*
Code: *1155110D04032002*

Types of securities: The nominal documentary coupon series B, coupon 1, bearer bond
Date of charging the income under the bonds: the list is drawn up as of 19.01.2002
Date of coupon income payment: 4.03.2002
Size of interest charged on one bond: 21,25 % annual.
Total of the bonds of one tranche, on which the income is charged: 300 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *18.03.2002*
Code: *1555110D18032002*

March, 13, 2002 OAO "Kazan GTS" board of directors has made decision on holding the annual general meeting of shareholders. The list of shareholders, having the right to receive dividends, is to be drawn up as of April, 15.

Date of occurrence of the fact (event, action): *19.03.2002*
Code: *1155110D19032002*

Types of securities: The nominal documentary coupon series 5, coupon 7, tranche 2 bond
Date of charging the income under the bonds: the list is drawn up as of 13-00 Moscow time 18.03.2002
Date of coupon income payment: 19.03.2002
Size of interest charged on one bond: 22.2 % annual.
Total of the bonds of one tranche, on which the income is charged: 100 000 pieces
Type of payment: money

Date of occurrence of the fact (event, action): *18.03.2002*
Code: *1555110D18032002*

Types of securities: The nominal documentary coupon series 5, coupon 7, tranche 2 bond
Date of drawing up the list of bondholders, having the right to receive coupon income - 13-00 Moscow time 18.03.2002

Date of occurrence of the fact (event, action): *19.02.2002*
Code: *0655110D19022002*

The name, place and mail address of the legal entity: ZAO "Deposit- clearing company", 14/2 building #4, Staraya Basmannaya Str., Moscow, 103064.

The date, when the change took place: 19.02.2002
Circumstances affecting changes: purchase of OAO " Kazan GTS " nominal documentary coupon series B, coupon 1 in amount of 264684 pieces, which makes 88,23 % of total volume of the issue.

Date of occurrence of the fact (event, action): *18.03.2002*
Code: *1355110D18032002*

March 13, 2002 the Board of directors of company has accepted the decision concerning holding the OAO " Kazan GTS " annual general meetings of the shareholders.
The decision:
1. To hold the annual general meeting of the shareholders in the form of compresence.
2. Date of general meeting - May 31, 2002 .
3. Place of the meeting: 55-e, N. Ershov Str., Kazan, (GTS assembly hall, 3-rd floor)
4. Time of the meeting: 14. 00 Moscow time.
5. Time o the beginning of participants registration: from 12.00
End time of registration: 13. 45.
6. List of the persons have the right to participate at the meeting is to be made on April 15, 2002.
7. To ratify the agenda of annual general meeting of shareholders:

1. Procedural questions:
- Ratification of the voting procedure at the General Meeting
- Ratification of the work order at the General Meeting

2. Ratification of the annual report, accounting statements, report on profits and losses, distribution of profits and losses on results of OAO " Kazan GTS " activity in 2001.
2.1 Ratification of 2002 profit distribution budget.

3. Ratification of the board of directors offer on payment of the dividends for 2001.

4. Ratification of the auditor.

5. Election of the members of board of directors.

6. Election of the members of an auditing commission.

7. Ratification of a new version of Charter and internal rules regulating OAO " Kazan GTS " activity, according to the Federal law of Russian Federation dated from 07.08.2001 № 120-F3 " Modification and additions in the Federal law " On joint-stock companies ".

8. Ratification of the affiliated bargains.

8. To publish the information about holding the meeting in the newspaper "Kazanskie vedomosti".
9. To ratify the following list of the information (materials) represented to the shareholders during the preparations to the meeting:
The annual accounting reports, including conclusion of the auditor and auditing commission as a results of annual accounting reports' check, information on the candidates in the executive and control bodies of company, drafts of new version of the charter and rules of the Company.
Results of voting: the decision is accepted unanimously.
6 members of Board of directors participated in the meeting, the quorum for acceptance of the decision was present.

Date of occurrence of the fact (event, action): *18.03.2002*
Code: *1355110D18032002*

March 13, 2002 the company Board of directors of has accepted the following decision
The decision:
1. To ratify the affiliated bargain of OAO " Kazan GTS ", on purchase of ZAO "IC "Elemte" nominal non-documentary coupon series 01 bonds in amount of 1500 (one thousand five hundred) pieces, with nominal value 3200 (three thousand two hundred) roubles each, on a total sum of 4800 000 (four million eight hundred thousand) roubles
Results of voting: "FOR" - 5 votes, Fahriev A.M. did not participate in voting.
6 members of Board of directors participated in the meeting, the quorum for acceptance of the decision was present..

Date of occurrence of the fact (event, action): *27.03.2002*
Code: *0355110D27032002*

The name, place and mail address of the legal entity: ZAO IC, 3, "Elemte", Rahmatullina Str., Kazan, 420503
Share of the legal entity in the charter capital of the emitter:
- Before change –0.6 %
- After change – 6.16 %
The date, when the change in charter capital took place: 27.03.2002.

47. Facts resulted in increase or decrease of the Issuer's assets by more than 10 %.
In the report for I quarter not presented.

The amount of Issuer's assets on the end date of the III quarter of the last year : ***617 837 thousand roubles***
The amount of assets of the Issuer on the end date of the IV quarter of the last year: ***673 522 thousand roubles***

48. Facts resulted in increase of the Issuer's profits (losses) for the reported period by more than 20 % compared with the previous quarter.
not presented

profit (losses) of the issuer for the quarter prior the reported one: ***11 163 thousand roubles***
profit (losses) of the issuer for the reported quarter: ***10 634 thousand roubles***

Facts resulted in increase of the Issuer's profits (losses) for the IV quarter of the last year by more than 20 % compared with the III quarter of the last year.

Date of the fact:
Description: ***The increase of the profit was a result of increase of the other operational incomes (issuing income) and increase of the other non-trade incomes (re-structuring of the debt under the foreign contracts)***
Absolute change of the profit (losses) for the IV quarter of the last year in comparison with profit (loss) of the issuer for the III quarter of the last year
13 124 thousand roubles
profit (losses) of the issuer for the III quarter of the last year: ***-1 961 thousand roubles***
profit (losses) of the issuer for the IV quarter of the last year: ***11 163 thousand roubles***